SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 24, 2020

VIA EDGAR

Ms. Samantha A. Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement of Funds For Institutions
Series on behalf of its series BlackRock Treasury Strategies Institutional
Fund (the “Fund”)

Dear Ms. Brutlag:

This letter responds to the telephonic comments provided by Ms. Samantha A. Brutlag of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) on August 14, 2020 regarding the Fund’s preliminary proxy statement filed on Schedule 14A (the “Proxy Statement”) on August 10, 2020.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of Funds For Institutions Series (the “Trust”). The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proxy Statement.

Proxy Statement

Comment 1:    Please confirm whether the Trust has stopped selling shares of the Fund, and if not, why not.

Response:  The Fund had stopped accepting purchase orders on December 1, 2017. However, the Board of Trustees of Funds For Institutions Series approved a proposal to reopen the Fund to share purchases effective as of August 3, 2020. The primary purpose for the reopening was to allow BlackRock Financial Management, Inc. to purchase shares of the Fund

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

to facilitate the ability to obtain a quorum for voting on the Proposal. This purchase by BlackRock Financial Management, Inc. is discussed further in the Proxy Statement.

Comment 2:  Please confirm that the Fund will stay current on all applicable Commission filings until the Fund’s Liquidation Date.

Response:  The Trust on behalf of the Fund confirms that the Fund will stay current on all applicable Commission filings until such Fund’s Liquidation Date.

Comment 3:    Please confirm that the EDGAR series and class identifiers for the Fund will be listed as “inactive” following the deregistration of the Trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:     The Trust, on behalf of the Fund, confirms that the EDGAR series and class identifiers for the Fund will be listed as “inactive” following the deregistration of the Trust.

Comment 4:    The Staff reminds the Trust to file Form N-8F to deregister the Trust under the 1940 Act following the Trust’s termination.

Response:     The Trust acknowledges its responsibility to deregister the Trust under the 1940 Act by filing Form N-8F following the Trust’s termination.

Comment 5:    Please confirm that the Fund will use reasonable efforts to locate all Record Holders of the Fund as of the Record Date as well as all shareholders entitled to receive a liquidating distribution.

Response:     The Trust, on behalf of the Fund, confirms that the Fund will use reasonable efforts to locate all Record Holders of the Fund as of the Record Date as well as all shareholders entitled to receive a liquidating distribution.

Comment 6:    Please confirm that the Trust will make a determination of which Fund receivables cannot be collected and will include such uncollectable receivables, if any, in liquidation costs.

Response:  The Trust will confirm the collectability of open receivables when determining the liquidation costs.

Comment 7:    Please confirm whether FASB Accounting Standards Codification (ASC) subtopic 450-20 (Contingencies: Loss Contingencies) (formerly, FAS 5 (Accounting for Contingencies)) will be used in accounting for the liquidation of the Fund and that the Fund has set aside the appropriate amount of assets to cover liabilities.

Response:     The Trust, on behalf of the Fund, will account for loss contingencies under FASB Accounting Standards Codification (ASC) subtopic 450-20 (Contingencies: Loss Contingencies), if applicable. The Fund will set aside the appropriate amount of assets to cover liabilities.

Comment 8:    Please explain why the Trust is being terminated.

Response:  Following the liquidation of BlackRock Premier Government Institutional Fund, BlackRock Select Treasury Strategies Institutional Fund and FFI Government Fund on February 13, 2020 and the liquidation of FFI Treasury Fund on August 11, 2020, the Fund is the sole remaining series of the Trust. At a meeting held on July 29, 2020, the Board of Trustees of the Trust approved a resolution to liquidate and terminate the Fund and to terminate the Trust.

Comment 9:     Please highlight references to the Appendices in the Proxy Statement using boldface in order to call attention to them.

Response:  The Trust will highlight references to the Appendices in the Proxy Statement using boldface and include them in the Fund’s definitive Proxy Statement.

Comment 10:  If applicable, please disclose any tax ramifications of the Fund’s liquidation on IRA accounts invested in the Fund, e.g., that the distribution of liquidation proceeds may be a taxable event and/or give rise to tax penalties for such accounts.

Response:  The Funds’ definitive proxy statement will contain disclosure to the effect that a liquidating distribution is generally not expected to have any tax consequences if received by a tax-exempt shareholder such as a retirement account shareholder that qualifies as an IRA.

Comment 11:  In the proxy card attached as Appendix C to the Proxy Statement, please consider using the full name of the Fund instead of the defined term “Fund” in the statement of Proposal 1.

Response:  The Trust will use the full name of the Fund in the statement of Proposal 1 in the proxy card and include it in the Fund’s definitive Proxy Statement.

* * * * * * * *

Please do not hesitate to contact me at (212) 839-5511 if you require additional information regarding the Proxy Statement.

Respectfully submitted,

/s/ Douglas E. McCormack

Douglas E. McCormack

cc:	Tricia Meyer
Janey Ahn
John A. MacKinnon